UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 6K


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the month ended: August 31, 2004
                        Commission File Number: 000-31168


                                CONDOR GOLD CORP.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

          50 Richmond Street East, Suite 300, Toronto, Ontario M5C 1N7
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                    Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82.


================================================================================

                                CONDOR GOLD CORP.

                                  CONSOLIDATED
                              FINANCIAL STATEMENTS


                            FOR THE NINE MONTH PERIOD
                              ENDED AUGUST 31, 2004













                                             CONTENTS
                                             Balance Sheet
                                             Statement of Shareholders' Deficit
                                             Statement of Earnings
                                             Statement of Cash Flows
                                             Notes to Financial Statements

                                CONDOR GOLD CORP.
                           Consolidated Balance Sheet
                          (Stated in Canadian Dollars)
                                 August 31, 2004
                            (prepared by Management)

                                                 Period Ended          Year ended
                                               August 31, 2004     November 30, 2003
                                                (unaudited)            (audited)

        ASSETS
Current
     Cash                                       $        13           $      --

Deferred Expenses                                    50,000               162,500

Property and Equipment                            5,779,753             5,779,753
                                                -----------           -----------
                                                $ 5,829,766           $ 5,942,253
                                                ===========           ===========

     LIABILITIES

Current Liabilities
     Accounts payable and accrued liabilities   $   509,388           $   634,341
     Deposits                                       100,000               100,000
     Advances from related parties                  507,142               490,322
     Notes payable - current portion              2,576,910               554,000
     Reserve for loss contingencies                 462,000               462,000
                                                -----------           -----------
                                                  4,155,440             2,240,663

     Notes payable  - long term portion                --               1,175,000
                                                  4,155,440             4,015,663
                                                -----------           -----------


                     SHAREHOLDERS' EQUITY

Share Capital                                     9,129,952             8,473,426

Contributed Surplus                                 127,493               127,493

Deficit                                          (7,583,119)           (6,674,329)
                                                -----------           -----------
                                                  1,674,326             1,926,590

                                                $ 5,829,766         $   5,942,253
                                                ===========         =============

                See notes to consolidated financial statements.


                                CONDOR GOLD CORP.
                 Consolidated Statement of Shareholders' Deficit
                          (Stated in Canadian Dollars)
                      For the Period Ended August 31, 2004
                            (prepared by Management)



                                   3 Month Period Ended           9 Month Period Ended
                                 August 31       August 31     August 31       August 31
                                   2004            2003           2004           2003
                                (unaudited)    (unaudited)    (unaudited)    (unaudited)
                                -----------    -----------    -----------    -----------
Deficit - beginning of period   $(7,308,739)   $(3,126,882)   $(6,674,329)   $(3,126,882)

Net loss for the period            (274,380)      (424,517)      (908,790)    (1,702,602)
                                -----------    -----------    -----------    -----------

Deficit - end of period         $(7,583,119)   $  (846,863)   $(7,583,119)   $  (846,863)
                                ===========    ===========    ===========    ===========


                See notes to consolidated financial statements.


                                CONDOR GOLD CORP.
                  Consolidated Statement of Earnings & Expenses
                          (Stated in Canadian Dollars)
                      For the Period Ended August 31, 2004
                            (prepared by Management)


                                                  3 Month Period Ended                         9 Month Period Ended
                                             August 31              August 31             August 31            August 31
                                               2004                   2003                  2004                 2003
                                             (unaudited)           (unaudited)           (unaudited)          (unaudited)
                                          -----------------     -----------------     -----------------    -----------------
Expenses
      General and administrative                 $ 146,430             $ 202,337             $ 457,379            $ 538,928
      Consulting fees                                 --                  12,000                45,437              105,563
      Exploration                                     --                 133,869                  --                744,471
      Management fees                              127,950                30,000               350,190               90,000
      Professional fees                               --                  44,667                55,109              210,651
      Miscellaneous                                   --                   1,644                   675               12,989
                                          -----------------     -----------------     -----------------    -----------------
                                                   274,380               424,517               908,790            1,702,602

      Net Loss                                  $ (274,380)           $ (424,517)           $ (908,790)         $(1,702,602)
                                          =================     =================     =================    =================






                See notes to consolidated financial statements.


                                CONDOR GOLD CORP.
                      Consolidated Statement of Cash Flows
                          (Stated in Canadian Dollars)
                      For the Period Ended August 31, 2004
                            (prepared by Management)


                                                    3 Month Period Ended          9 Month Period Ended
                                                  August 31      August 31      August 31      August 31
                                                    2004           2003           2004           2003
                                                 (unaudited)    (unaudited)    (unaudited)    (unaudited)
                                                 -----------    -----------    -----------    -----------
Cash Flows from Operating Activities
      Net loss                                   $  (274,380)   $  (424,517)   $  (908,790)   $(1,702,602)
      Adjustments to reconcile net loss to net
      Issuance of shares from subsidary
      for settlement of debt                            --             --          600,426           --
      Non cash interest expense                       75,410           --          225,410           --
      Non cash financing charge                       37,500           --          112,500           --
      Accounts payaand accrued liabilities           147,231        243,785       (102,453)       153,198
                                                 -----------    -----------    -----------    -----------
                                                     (14,239)      (180,732)       (72,907)    (1,549,404)
                                                 -----------    -----------    -----------    -----------

Cash Flows from Investing Activities
      Purchase of fixed Assets                          --           (3,078)          --          (18,187)
      Investment in mining properities                  --             --             --         (210,000)
                                                 -----------    -----------    -----------    -----------
                                                        --           (3,078)          --         (228,187)

Cash Flows from Financing Activities
      Proceeds from issuance of common shares           --             --           56,100        581,000
      Proceeds from notes payable                       --          143,333           --        1,200,000
      Advances from related parties                   17,444           --           16,820       (127,978)
      Proceeds from Deposits                            --             --             --          100,000
                                                 -----------    -----------    -----------    -----------
                                                      17,444        143,333         72,920      1,753,022

                                                 -----------    -----------    -----------    -----------
Net (Drecease) Increase in Cash                        3,205        (40,477)            13        (24,569)

Cash beginning of period                              (3,192)        40,712           --           24,804
                                                 -----------    -----------    -----------    -----------

Cash - end of period                             $        13    $       235    $        13    $       235
                                                 ===========    ===========    ===========    ===========


                See notes to consolidated financial statements.

CONDOR GOLD CORP.
Notes to Consolidated Financial Statements
For the Nine Month Period Ended August 31, 2004
(Unaudited - prepared by management)

Readers are cautioned that these statements may not be appropriate for their purposes

         1. Operations

         The Corporation was originally incorporated on June 19, 1997 under the Business Corporations Act (Ontario) under the name Findore Gold Resources Ltd. and was in the business of investing in resource related activities.

         On October 17th, 2001 the shareholders approved the name change to Ripped Canada Artists Inc. ("RCA") and a change of business to the entertainment industry and TV, Film and Video production and distribution.

         On September 20, 2002, Ripped Canada Artists Inc. ("RCA") and the shareholders of Northville Gold Corp. ("Northville") entered into a Securities Exchange Agreement ("Agreement") whereby RCA acquired all of the issued and outstanding securities of Northville in exchange for equivalent securities on a one for one basis. Upon consummation, the shareholders of Northville exchanged each of their common shares for one post-consolidation common share of RCA. Northville shareholders acquired control of RCA, a US publicly quoted company with 94.88% interest in the post consolidated securities. Accordingly, this transaction has been accounted for as a reverse takeover whereby Northville was deemed to have acquired RCA. The ongoing business will continue as that of Northville. Subsequently, RCA has changed its name to Condor Gold Corp. (the "Company").

         The company is engaged in the exploration and development of gold and diamond properties in Canada. Since inception, the efforts of the
         Company have been devoted to assessing whether properties have sufficient mineral reserves for production. To date, the Company has earned no revenues. Condor owns or controls interests in gold properties in the townships of Chester, Benneweis, and Yeo in Northern Ontario (collectively, the "Northville Properties"). In addition, in the search for diamond properties, the Company has staked over 530 claim units in the James Bay Lowlands of Northern Ontario. To date, the Company has earned no revenues and is considered to be in the development stage.

         2. Summary of Significant Accounting Policies

         Management in accordance with generally accepted accounting principles in Canada has prepared the financial statements of the Corporation. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements, in management's opinion, have been properly prepared using careful judgment with reasonable limits of materiality. These interim financial statements do not contain all disclosures required under generally accepted accounting principles for annual financial statements and should therefore be read in conjunction with the most recent annual financial statements. The auditor of Condor Gold Corp. has not performed a review of the unaudited financial statements for the nine months ended August 31, 2004 and August 31, 2003.

         The significant accounting policies follow that of the most recently reported annual financial statements

         a) Going Concern

         The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses since inception and has negative working capital and cash flows from operations that raise substantial doubt as to its ability to continue as a going concern. For the nine months ended August 31, 2003 and the year ended November 30, 2003, the Company experienced net losses of $908,790 and $2,881,095, respectively.

         The Company's ability to continue as a going concern is also contingent upon its ability to secure additional financing, initiating sale of its product and attaining profitable operations.

         Management is pursuing various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

         The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

         b) Unit of Measurement

         The Canadian dollar has been used as the unit of measurement in these financial statements. The functional currency of the operations are denominated in Canadian currency.

         c) Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries, Northville Gold Corp., Condor Diamond Corp., Dialex Minerals Inc., 1478837 Ontario Inc., and 1485210 Ontario Inc. Intercompany accounts and transactions have been eliminated on consolidation. These consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods reported.

         d) Mineral Exploration Properties

         Property acquisition costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management determines that there has been an impairment in value. On the commencement of commercial production, these costs will be charged to operations on the units-of-production method based upon estimated recoverable proven and probable reserves. As at August 31, 2004, there has not been any production at any of the properties.

         The amount shown for mineral property interests represents costs incurred and deferred to date and does not necessarily reflect present and future values.

         Exploration expenditures are expensed as incurred.

         e) Use of Estimates

         The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

         3. Deferred Expenses

         On January 6th, 2003 the Company arranged for senior secured debt financing from Treelawn Investment Corp. in the gross aggregate amount of $1,500,000. the net proceeds from the loan were $1,200,000. The $300,000 financing charge was set up as deferred expenses with the amount expensed equally over the 24 month life of the loan, amounting to $ 12,500 expense per month.


         4. Property

                                                   August 31, 2004                         November 30, 2003
                                                   ---------------                         -----------------
                                                               Accumulated                            Accumulated
                                               Cost           Amortization            Cost           Amortization
                                            ----------        ------------         ----------        -------------
         Exploration Properties             $5,779,753             -0-             $5,779,753             -0-

         Net Carrying Amount                                   $5,779,753                             $5,779,753

         5. Notes Payable                                          August 31             Nov.30

                                                                     2004                 2003
      Notes payable,  non-interest  bearing and maturing
        on April 15, 2005, and repayable  from  proceeds
        of production from one of the Company's properties.     $    235,000        $    250,000
      Notes payable bearing interest at 12% and has no
        specified terms of repayment                                 255,000             255,000
      Notes payable non-interest bearing and has no
        specified terms of repayment                                  49,000              49,000
      Note payable from Treelawn, bearing interest at
        20%, repayable from proceeds of production from
        one of the Company's properties and matures on
        January 6, 2005                                            2,037,910           1,775,000
                                                                 -----------        ------------
                                                                 $ 2,576,919         $ 2,329,000

         As at August 31, 2004, the senior secured debt financing from Treelawn Investment Corp. ("Treelawn"), amounted to $1,500,000 principal and accrued interest of $500,410.

         6. Reserve for Loss Contingencies

         The Company has recorded a $462,000 liability for loss contingencies. This reserve was established as a result of a potential liability of Dialex Minerals Inc. ("Dialex"), a controlled subsidiary, to the Internal Revenue Service (IRS) as a result of actions by the former principal of Video Home Shopping Inc., which has led to an investigation by the IRS. The Company has contacted the IRS for information and has no indication that the investigation concerns the Company directly. Management, nevertheless, believes that said IRS investigation may relate, in part, to unpaid Federal Withholding taxes, Social Security and Medicare taxes, employer's taxes, and other payroll taxes and out of prudence, the Company has elected to provide a reserve of $462,000.

         7. Share Capital

            Authorized
               Unlimited  number of common shares, no par value

                               Issued                              Number of Shares                 $ Value
                               ------                              ----------------                 -------
            Balance beginning of period                               76,678,683                $ 9,129,952
            Issued during period                                           0                    $      0
            Balance at end of period                                  76,678,683                $ 9,129,952

         During the period, no common shares were issued.


         8. Related Party Transactions

         Advances due to related parties are payable either to shareholders or to private companies which are owned by shareholders who may be officers and/or directors of the Company. The amounts payable are non-interest bearing and have no specified terms of repayment

         The following table summarizes the Company's related party transactions that occurred in the normal course of operations for the nine month period.

         Amounts Paid to  Shareholders  and  Directors                August 31      August 31
                                                                        2004            2003
                                                                      ---------      ---------
         General and administrative expenses                          $  48,150      $  66,564
         Management fees                                                350,190         90,000
         Consulting                                                      45,437        105,563

         9. Commitments and Contingencies

         a) On January 6, 2003 the Company issued an option to enter into a Royalty Agreement with Treelawn. Upon the payment of the exercise price of $100,000 to the Company, the royalty agreement will entitle Treelawn to royalties from the Company of:

                  (i) $100 per ounce of gold produced from the surface stockpile to a maximum of 70,000 ounces of gold less any repayments made towards the Note referred to in Note 6; and

                  (ii)$50 per ounce of gold produced from the ramp of the Murgold Property located in Chester Township to a maximum of 68,000 ounces of gold.

         b) Condor Gold Corp. is the plaintiff in an action initiated on August 19, 2003 against former shareholders and directors of Condor. The purpose of Condor's action was to claim damages for negligence, defamation and breach of contract by the defendants. In a statement of defence and counterclaim filed on or about November 20, 2003, the defendants joined the subsidiary companies of Condor as defendants by counterclaim. The counter claim has not been formally served on the subsidiary companies. It is management's opinion and that of its legal counsel that the counterclaim action is frivolous, vexatious and without merit and as such, management has made no provision for it in these financial statements.

         10. Comparative Information

         Certain figures for the period and the year ended August 31, 2004 and November 30, 2003 respectively, have been reclassified to conform with the current period's financial statement presentation.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF

         OPERATIONS AND FINANCIAL CONDITION

         The following is a discussion of the consolidated financial position, results of operations and cash flows of Condor Gold Corp. for the three and nine month periods ended August 31, 2004 and 2003, and should be read in conjunction with the company's most recent annual consolidated financial statements as at and for the year ended November 30, 2003. The financial statements are reported in accordance with Canadian GAAP. References herein to "Condor", "the company", "we" and "our" mean Condor Gold Corp. and its subsidiaries, unless otherwise noted.

         This Management's discussion and Analysis of Financial Condition and Results of Operations contains Condor Gold Corp forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. . Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in other filings made by us with Canadian securities regulatory authorities. Should one or more of these risks and uncertainties materialize, or should assumptions underlying the forward looking financial statements prove incorrect, actual results may vary materially for those described herein as intended, planned, anticipated or expected. You should understand that forward-looking statements made in this report are necessarily qualified by these factors. We do not intent and do not assume any obligation to update these forward-looking statements.

         Results of Operations

         Revenues
           The company is engaged in the exploration and development of gold and diamond properties in Canada. To date, the Company has earned no revenues.

         Expenses

           Three Month Period Ended August 31, 2004 Compared To The Three Month Period Ended August 31, 2003

         For the three-month period ended August 31, 2004 expenses totaled $274,380 compared to $424,517 for the same period 2003. The major variation was in exploration expense as the company spent $133,869 in drilling and sampling programs during the three-month period ended August 31, 2003. General and administrative expenses decreased from $202,337 in 2003 to $146,430 in 2004 reflecting reductions in salaries and office overheads. Management and Consulting fees in total increased by $85,950 and Professional fees decreased to $ NIL in the period ended August 31, 2004 from $44,667 in the previous period of 2003 which were due to legal fees as a result of the acquisition of Dialex Minerals Inc

           Nine Month Period Ended August 31, 2004 Compared To The Nine Month Period Ended August 31, 2003

         For the period ended August 31, 2004 expenses totaled $908,790 compared to $1,702,602 for the same period 2003. The major variation was in exploration expense as the company spent $744,471 in drilling and sampling programs during the nine-month period ended August 31, 2003. Consulting fees were reduced by $60,126 from the previous year reflecting the move of this expense into management fees as the consultant was named an officer of the Company. Overall Management and Consulting fees in total increased by $200,064 as a result of the acquisition of Dialex Minerals Inc and the costs associated with its acquisition. Professional fees decreased from $210,651 in the period August 31, 2003 to $55,109 mainly in the area of legal fees associated with the acquisition.

         Liquidity and Capital Resources

         The Company's ability to continue as a going concern is also contingent upon its ability to secure additional financing, initiating sale of its product and attaining profitable operations. Management is pursuing various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all. During the current period ended August 31, 2004, the Company received $30,000 through the sale of common shares, and issued shares in the amount of $26,100 to note holders to retire $15,000 of notes payable and pay $11,100 of accrued interest. For the period ended August 31, 2003 the Company received $180,333 in proceeds from sale of shares, $1,200,000 loan in the way of a secured note payable and repaid advances from related parties in the amount of $127,978.

         Off-Balance Sheet Arrangements

         The Company is not party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's results of operations or financial condition.

         Contractual Obligations and Commitments

         As at August 31, 2004, the Company did not have any long term debt, capital lease obligations, operating leases, purchase obligations or contractual obligations and commitments

         Proposed Transactions
         None.

         Critical Accounting Policies

         The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The Company's accounting policies are described in Note 2 to its interim consolidated financial statements.

         Changes in Accounting Policies including Initial Adoption None.

         Financial Instruments and Other Instruments
         None.

         Investor Relations

         No investor relations activities were undertaken by or on behalf of the Company during the period.

         Management's Responsibility for Financial Statements

         The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

         Other MD&A Requirements

         Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at http://www.sedar.com/

                                   SIGNATURES
                                   ----------

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CONDOR GOLD CORP.



Date October 29, 2004                      (Signature)* /s/ Alexander G. Stewart
                                           -------------------------------------
                                           (Signature)*  Alexander G. Stewart
                                           Chief Executive Officer



Date October 29, 2004                       (Signature)* /s/ L. Kirk Boyd
                                            ------------------------------------
                                            (Signature)*  L. Kirk Boyd
                                            Chief Financial Officer



*Print the name and title of each signing officer under his signature.